UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

LOGMEIN, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
54142L 109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	54142L 109

1	NAMES OF REPORTING PERSONS Michael K. Simon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,271,800*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,271,800*

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,271,800*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Consists of (a) 462,250 shares of common stock issuable upon exercise of stock options, (b) 747,550 shares of common stock and (c) 62,000 shares of common stock held in a trust for the benefit of Mr. Simon’s children, of which Mr. Simon serves as Trustee.

CUSIP No.:	54142L 109

Item 1(a)	Name of Issuer:

LogMeIn, Inc.

Item 1(b)	Address of Issuer’s Principle Executive Offices:

500 Unicorn Park Drive
Woburn, MA 01801

Item 2(a)	Name of Person Filing:

Michael K. Simon

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, MA 01801

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share, of LogMeIn, Inc.

Item 2(e)	CUSIP Number:

54142L 109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4	Ownership:

(a) Amount Beneficially Owned:

1,271,800

(b) Percent of Class:

5.3%

(c) Number of Shares as to which the Person has:

(i) Sole voting power: 1,271,800*

(ii) Shared voting power:

(iii) Sole dispositive power: 1,271,800*

(iv) Shared dispositive power:

*
Consists of (a) 462,250 shares of common stock issuable upon exercise of stock options, (b) 747,550 shares of common stock and (c) 62,000 shares of common stock held in a trust for the benefit of Mr. Simon’s children, of which Mr. Simon serves as Trustee.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certifications:

N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	By:	/s/ Michael K. Simon
Michael K. Simon